Pernod Ricard

04 FEB 18 AM 7:21

February 4th, 2004

04012891

AP/CE/39.2004

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA

82-3361

SUPPL

<u>For the attention of Mrs Felicia KUNG</u>

Subject : Exemption Request for ADR's under Rule 12g3-2 (b)

Dear Mrs KUNG,

You will find, here enclosed, a press-release concerning our Company and delivered to the French Market.

Wishing you a good receipt of this document,

Yours sincerely,

PROCESSED
FEB 19 2004
THOMSON
FINANCIAL

Antoine PERNOD

Encl. : 1 page

dlw 2/18

Pernod Ricard

Pernod Ricard Commends USPTO's Ruling

Trademark Trial and Appeal Board Affirms Validity of HAVANA CLUB Registration in the United States

Washington, DC (February 2, 2004) — In a long-awaited decision, the U.S. Patent and Trademark Office's Trademark Trial and Appeal Board (TTAB) definitively rejected motions to cancel the U.S. registration of the HAVANA CLUB trademark last Thursday. The TTAB upheld the validity of the U.S. registration and its most recent renewal by Havana Club Holdings (HCH), a joint venture formed by Pernod Ricard S.A. in 1993.

At issue was a petition requesting the cancellation of the registration on the grounds that it was registered in the United States under allegedly fraudulent circumstances. In its decision to uphold the validity of the registration, the TTAB rejected those allegations and noted with emphasis that the HAVANA CLUB trademark was obtained in 1976 only after the prior U.S. registrations had lapsed, apparently abandoned by the original owners in 1973. The TTAB also ruled that Havana Club Holdings had filed a proper renewal application in 1996 and the USPTO had acted appropriately in accepting the renewal application and renewing the registration in HCH's name.

"Pernod Ricard applauds the TTAB's decision affirming the validity of the U.S. registration of the HAVANA CLUB trademark," remarked Mark Z. Orr, Vice President for North American Affairs, Pernod Ricard USA. "We commend the TTAB for reaching a fair and correct decision based solely on the merits of the case."

The TTAB's decision indirectly calls into question the necessity of a five-year-old law known as Section 211 that allows for the discriminatory treatment of certain Cuban trademarks by prohibiting their renewal and by denying their holders access to legal redress in U.S. courts. While the original intent of the law was to help a specific litigant in a court case, the long-term implications of the law extend much further. In fact, Section 211 currently jeopardizes protection for the more than 5,000 U.S. trademarks registered in Cuba. The law, which violates U.S. international treaty obligations, was ruled illegal by the World Trade Organization in 2002.

"The decision also reaffirms that the TTAB and the courts are fully capable of adjudicating matters involving Cuban-origin trademarks in a fair and impartial manner," Mr. Orr added. "To ensure this continues to be the case, we look forward to working with the many supporters of the proposed U.S.-Cuba Trademark Protection Act (H.R. 2494/S. 2002), within Congress and the U.S. business community, to bring about the repeal of Section 211 as soon as possible."

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To access the TTAB decision, please visit:

http://ttabvue.uspto.gov/ttabvue/v?pno=92024108&pty=CAN&eno=93

For more information on the U.S.-Cuba Trademark Protection Act, please visit: http://thomas.loc.gov